March 23, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Bionik Laboratories Corp.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-207581

Ladies and Gentlemen:

On behalf of our client, Bionik Laboratories Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated February 25, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-1/A-1 filed by the Company with the Commission on February 4, 2016 (File No. 333-207581) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.

All page number references in the Company’s responses are to the page numbers in Amendment No. 2.

Liquidity and Capital Resources, page 22

1.	Please expand your disclosure to include the bridge loan and security agreements between you and Motion Technologies Inc.

Effect has been given to the Staff’s comment. Please see the new subsection entitled “-Loan Agreement with Interactive Motion” starting on page 2 and on pages 23 and 27 of the prospectus.

Product Pipeline, page 28

2.	We note your revised disclosure that you plan to begin clinical tests in 2016. Please clarify whether those tests will be part of your regulatory approval process and the clinical trial protocols that you refer to on page 31 and what additional steps you will need to take to commence or complete the regulatory approval process in the jurisdictions you have indicated. We also see that you no longer disclose that you expect to finalize the initial manufacturing of your generation 2 ARKE product in the fourth quarter of 2015. If there are any risks associated with manufacturing your ARKE products so that they will be ready for the planned clinical tests in 2016 please include appropriate disclosure here and in your risk factors.

In response to the Staff’s comment, the Company has revised the sections of the prospectus entitled “Risk Factors–We may not meet our product development, manufacturing, regulatory and commercialization milestones” on page 6 of the prospectus and “Business–Product Pipeline” on page 31 of the prospectus.

Executive Compensation, page 40

3.	Please update the disclosure required by Regulation S-K Item 402 to include information for the year ended December 31, 2015. For additional guidance, see the Division of Corporation Finance´s Regulation S-K Compliance and Disclosure Interpretation 217.11 available on the Commission´s website.

Effect has been given to the Staff’s comment. Please see the updated Executive Compensation section starting on page 41 of the prospectus.

Financial Statements of Bionik Laboratories Inc., page F-2

4.	We note in response to prior comment 18 you have not made any revisions. In order to reflect the change in capitalization of your transaction, we believe you should recast earnings per share for all historical periods to reflect the exchange ratio of your transaction, and make corresponding changes to the Statements of Changes in Shareholders’ Equity. Please revise accordingly.

The Company informs the Staff that it believes that its updated audited financial statements for the fiscal year ended December 31, 2015 reflect the exchange ratio of the Acquisition Transaction.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.	Please update your disclosure under this Item to include the sale of the warrants and common shares that are described in Note 13 on page F-35.

Effect has been given to the Staff’s comment. Please see the new disclosure on page II-3.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

STEPHEN E. FOX

For the Firm

cc:	Bionik Laboratories Corp.